

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Thompson S. Baker II
President and Chief Executive Officer
FRP Holdings, Inc.
200 W. Forsyth Street, 7th Floor
Jacksonville, FL 32202

> **Re:** **FRP Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 12, 2014**
> **File No. 001-36769**

Dear Mr. Baker:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal No. 3 – Adoption of the Amended and Restated Articles of Incorporation, page 12

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal No. 3. Please revise to unbundle Proposal No. 3 so that the changes to the company's existing Articles related to the declassification of the board of directors and the elimination of the supermajority vote requirement for the approval of certain transactions with affiliates of the company are two separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. In addition, include a revised form of proxy that allows shareholders to vote separately on each proposal. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Daniel B. Nunn, Jr., Esq.
        Nelson Mullins Riley & Scarborough LLP